CONFIDENTIAL TREATMENT REQUESTED

BY PALO ALTO NETWORKS, INC.: PAN-0001

May 10, 2012

CERTAIN PORTIONS OF THIS LETTER AND ITS ANNEXES HAVE BEEN OMITTED FROM THE VERSION
FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE
OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN
THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Barbara C. Jacobs
Matthew Crispino
Morgan Youngwood
Craig Wilson

Re:	Palo Alto Networks, Inc.
Registration Statement on Form S-1
Initially filed April 6, 2012
File No. 333-180620

Ladies and Gentlemen:

On behalf of Palo Alto Networks, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 3, 2012, relating to the Company’s Registration Statement on Form S-1 (File No. 333-180620) filed with the Commission on April 6, 2012 (the “Registration Statement”).

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter and the supplemental materials. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

On behalf of the Company, we are concurrently filing via EDGAR Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and for the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter and marked copies of Amendment No. 1 (against the Registration Statement filed on April 6, 2012). Amendment No. 1, as filed via EDGAR, is marked as specified in Item 310 of Regulation S-T.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of Amendment No. 1, as applicable.

Securities and Exchange Commission

May 10, 2012

General

1.	We are in receipt of your request for confidential treatment in connection with Exhibit 10.15. Comments, if any, will be issued in a separate letter. Any comments must be resolved and your application must be complete before we may accelerate the effective date of your registration statement.

We acknowledge that the Staff’s comments, if any, on the request for confidential treatment in connection with Exhibit 10.15 must be resolved and the application completed before the Commission will accelerate the effective date of the Registration Statement.

2.	We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filling, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues in areas on which we have not previously commented.

We acknowledge the Staff’s comment that the price range will affect disclosure throughout the prospectus, and we will either update the prospectus or advise the Staff supplementally as soon as such information is available. We appreciate the Staff’s willingness to review Amendment No. 1 without a filed price range and acknowledge that the Staff may have additional comments when the Company files a pre-effective amendment to the Registration Statement containing a price range.

3.	We will contact you separately regarding the gatefold graphics included in your prospectus.

In response to the Staff’s verbal comments on May 8, 2012, we have revised the gatefold graphics in the Company’s prospectus. We acknowledge that the Staff may have additional comments to the gatefold graphics. Please note that we have also inserted new artwork on the inside back cover page. The new artwork includes images of some of the Company’s employees, each of whom has consented to this use.

4.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“the Act”), please disclose on your prospectus cover page that you are an emerging growth company and revise your prospectus to provide the following additional disclosures:

•	Describe how and when a company may lose emerging growth company status;

•

A brief description of the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	Your election under Section 107(b) of the Act:

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If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Act, include a statement that the election is irrevocable; or

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If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Act, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your

Securities and Exchange Commission

May 10, 2012

financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in MD&A.

In response to the Staff’s comment, we have revised the disclosure on the cover page of the prospectus and pages 36, 37 and 38 of Amendment No. 1 to disclose that the Company is an emerging growth company and to provide the additional disclosures.

Prospectus Summary, page 1

5.	Please minimize the use in the prospectus of technical jargon that is not likely to be understood by your readers. If you cannot convey information without using jargon, please explain what the jargon means the first place the terms appear. For example, please eliminate, or explain, the terms “appliance form factor” and “natively integrate.”

In response to the Staff’s comment, we have revised the prospectus to replace technical jargon with plain English descriptions to the extent possible, and where the Company uses more technical terms, we have revised the prospectus to explain the meaning of the terms.

6.	Please disclose in the summary that your directors, executive officers and principal stockholders will continue to have substantial control over the company after the offering. Also, consider disclosing on the cover page the percentage of your voting power to be held by your affiliates following the offering.

In response to the Staff’s comment, we have revised the list of selected risks associated with the Company’s business appearing on page 6 of Amendment No. 1 to add a reference to the risk that the Company’s directors, executive officers and principal stockholders will continue to have substantial control over the Company after the offering. However, we respectfully submit that we do not believe it is necessary to disclose the percentage of voting power to be held by these affiliates following the offering on the cover page of the prospectus because the Company’s ownership will be dispersed among several large stockholders and the public. After the number of shares to be offered has been determined, the risk factor entitled “Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control” will be updated to indicate the aggregate beneficial ownership of the Company’s common stock by the Company’s directors, executive officers and principal stockholders. This information will also appear in the principal stockholders table on page 134 of Amendment No. 1.

Securities and Exchange Commission

May 10, 2012

Overview, page 1

7.	Please provide independent and objective support for your statement here that you “pioneered the next generation of network security” and your statement on page 4 that you “were the first company to define and lead the industry’s transition from the legacy stateful inspection approach to the next-generation firewall paradigm.”

In response to the Staff’s comments, we are supplementally providing the Staff, pursuant to Rule 418, under separate cover independent and objective support for the statement that the Company “pioneered the next generation of network security” and “[was] the first company to define and lead the industry’s transition from the legacy stateful inspection approach to the next-generation firewall paradigm.”

Risk Factors, page 9

8.	We note your statement in the introductory paragraph of this section that “additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that affect us.” Please remove this statement as your risk factor section should address current and known material risks.

In response to the Staff’s comment, we have removed this statement from Amendment No. 1.

“A portion of our revenue is generated by sales to government entities...,” page 25

9.	Tell us what consideration you have given to quantifying the amount of your revenues attributable to government agencies and to discussing your sales to such entities in your business disclosure. Refer to Item 101(c)(1)(ix) of Regulation S-K.

In response to the Staff’s comment, we have revised page 25 of Amendment No. 1 to make it clear that the substantial majority of the Company’s sales to governmental agencies are made through its channel partners. We respectfully advise the Staff that the Company does not generally contract directly with government end-customers. Further, the portion of the Company’s total revenues attributable to sales to federal, state and local government end-customers is comparable to other industry verticals, such as banking, higher education, manufacturing, and healthcare, and there is no single government entity or affiliated group of government entities that is currently material to the Company’s business. As such, there is no material portion of the Company’s business that may be subject to renegotiation of profits or termination of contracts or subcontracts at the election of the government as described in Item 101(c)(1)(ix) of Regulation S-K, and therefore, we respectfully submit to the Staff that the present disclosure of the risks associated with these end-customers is appropriate.

“As a result of becoming a public company...,” page 37

10.	Since you qualify as an emerging growth company, please revise this risk factor to note the exemption available to you to Section 404(b) of the Sarbanes-Oxley Act of 2002.

In response to the Staff’s comment, we have revised pages 37 and 38 of Amendment No. 1 to describe the exemption available to the Company to Section 404(b) of the Sarbanes-Oxley Act of 2002.

Securities and Exchange Commission

May 10, 2012

Market and Industry Data, page 40

11.	We note the following disclosure in this section: “While we believe the market position, market opportunity and market share information included in this prospectus is generally reliable, such information is inherently imprecise.” As you know, the company is responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.

In response to the Staff’s comment, we have removed this statement from Amendment No. 1.

12.	Please supplementally provide us with the applicable pages of all third-party reports cited in the prospectus. To expedite our review, please clearly mark each report to highlight the applicable portion or section containing the information and cross-reference it to the appropriate location in the prospectus. Also, please tell us if you commissioned any of the reports you cite.

We are supplementally providing the Staff, pursuant to Rule 418, under separate cover, the applicable pages of all third-party reports cited in the prospectus. To expedite the Staff’s review, we have marked the relevant portion or section containing the information in each third-party report and have included a cross reference to the page in Amendment No. 1. We advise the Staff that the third-party publications and research data were not commissioned by the Company for use in the prospectus or otherwise. The Company did not pay a fee, other than the standard subscription fees, for such third-party research reports.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 49

13.	Consider expanding your overview to provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which your executives are most focused for both the short and long term. For example, consider discussing the challenges and risks you face from your recent substantial growth, the litigation with Juniper Networks and your plans to increase your operating expenses in the future. Please refer to Section III.A of SEC Release No. 33- 8350 for further guidance.

In response to the Staff’s comment, we supplementally advise the Staff that the Company has considered the guidance of Section III.A of SEC Release No. 33-8350, and we have revised the disclosure on page 51 of Amendment No. 1 to discuss, to the extent relevant, the material opportunities, challenges and risks that the Company faces.

Securities and Exchange Commission

May 10, 2012

Key Financial Metrics, page 50

14.	Your disclosures indicate that operating results will depend largely on end-customers renewal rates for your services, your ability to attract new end-customers and the average sales price of your products and services. These appear to be important measures and factors impacting your operating performance. You also disclose on page 52 gross margin distinctions between sales of higher and lower throughput products as well as gross margin distinctions for subscriptions which typically have higher gross margins than support and maintenance services. Tell us how you considered disclosures here and in “Results of Operations” regarding quantitative and qualitative discussion and analysis of the changes in these metrics and product and service distinctions as well as price and volume increases that contribute to your revenue increases and gross margin changes for each period presented. We refer you to Item 303(a)(3)(iii) of Regulation S-K and to Section III.B.1 of SEC Release No. 33-8350.

We respectfully advise the Staff that the Company gave consideration to Item 303(a)(3)(iii) of Regulation S-K and to Section III.B.1 of SEC Release No. 33-8350 in preparing the disclosures in “Key Financial Metrics” and “Results of Operations.” The Company believes that it has provided an appropriate discussion and analysis of the significant changes in these factors and key metrics. We respectfully submit to the Staff that less than 10% of the Company’s revenue is based on end-customer renewals, and the Company therefore does not believe that further disclosure related to renewals in “Key Financial Metrics” or “Results of Operations” would provide readers with information necessary to understand the Company’s results of operations. In response to the Staff’s comment, we have revised page 51 of Amendment No. 1 to insert a cross reference in “Key Financial Metrics” to “Results of Operations” for the discussion and analysis of the changes in revenue and gross margin for each period presented. We have also revised the disclosure on pages 56, 58, and 61 of Amendment No. 1 to disclose the approximate percentage increase in product sales volume and the increase in the number of end-customers during the periods presented.

We respectfully advise the Staff that the Company discusses the qualitative impact of changes in product sales volumes, the introduction of new products, and average selling prices on the Company’s results of operations under “Revenue” on page 56 of Amendment No. 1. Similarly, the Company discusses the quantitative impact of product sales volumes and average selling prices under “Cost of Revenue and Gross Margin” on page 56 of Amendment No. 1.

Results of Operations, page 53

15.	Please revise to explain the underlying reasons for material changes in revenues by geographic area. Your disclosures appear to indicate that a discussion by geographic area is important information necessary to an understanding of your business. We refer you to Section III.B.4 of SEC Release 33-8350.

In response to the Staff’s comment, we have revised the disclosure on pages 55, 56, 58, and 61 of Amendment No. 1 to explain the underlying reasons for material changes in revenue by geographic area.

Securities and Exchange Commission

May 10, 2012

16.	We note from your disclosures on page F-20 that the total compensation cost related to unvested share-based awards granted to employees under your stock plans, not yet recognized was approximately $25.6 million as of January 31, 2012. We further note that you have not recorded any compensation expense associated with the restricted stock awards granted in January 2012 containing both a service condition and liquidity condition. Please revise your disclosures to discuss the impact that you expect unrecognized compensation expense to have on your future results of operations.

In response to the Staff’s comment, we have revised the disclosure on page 53 of Amendment No. 1 to clarify the impact that the Company expects unrecognized compensation expense to have on its future results of operations. The grant date fair value of share-based compensation expense related to restricted stock awards granted in January 2012 and containing both a service condition and liquidity condition is approximately $3.0 million, and the timing of recognition of such expense will be dependent upon the timing of the Company’s completion of its IPO. Should the timing of the IPO occur before our fiscal year ends on July 31, 2012, the amount of share-based compensation expense that we would expect to recognize would only be $413,000 because, in addition to the liquidity condition, the shares vest over a four year service condition.

Quarterly Revenue Trends, page 63

17.	We note that product revenue decreased by almost 10% in the quarter ended January 31, 2012 as compared to the quarter ended October 31, 2011. Please discuss the reasons for this decrease.

In response to the Staff’s comment, we have revised the disclosure on page 64 of Amendment No. 1 to discuss the reasons for this product revenue decrease.

Liquidity and Capital Resources, page 64

18.	Your disclosures appear to be a mere recitation of the changes and other information evident from your financial statements. Please revise your disclosures to focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. As an example, please consider revising to disclose the day’s sales outstanding (“DSO”) at each balance sheet date and the impact it has on your cash flows. We note a material drop in the DSO for the six months ended January 31, 2012. We refer you to Section IV.B of SEC Release No. 33- 8350.

In response to the Staff’s comment, we have revised the disclosure on pages 66 and 67 of Amendment No. 1 to focus on the primary drivers of and other material factors necessary to an understanding of the Company’s cash flows and the indicative value of historical cash flows. In addition, we have revised page 66 of Amendment No. 1 to disclose the Company’s day’s sales outstanding.

Securities and Exchange Commission

May 10, 2012

Critical Accounting Policies and Estimates

Revenue Recognition, page 66

19.	Please revise your critical accounting policy for revenue recognition to describe in greater detail the significant factors, inputs, assumptions and methods used to determine the estimated selling price for the deliverables in your multiple element arrangements. In particular, we note your use of percentage of appliance list prices to price subscription services. We refer you to Section V of SEC Release No. 33-8350.

In response to the Staff’s comment, we have revised the disclosure on pages 69 and F-11 of Amendment No. 1 to describe in greater detail the methodology for determining the estimated selling price for the deliverables in the Company’s multiple element arrangements.

Common Stock Valuations, page 69

20.	Explain how you determined that a straight-line methodology provides the most reasonable conclusion for valuations of your common stock on interim dates between contemporaneous third-party valuations. Please revise your disclosures to discuss the series of events related to exceeding your financial targets between valuation dates. Explain whether there were any changes in your revenue targets or pretax earnings during the intervening months. Please provide us with your monthly revenues, pretax earnings and cash flows for the periods December 2010 through March 2012. Explain whether there were any changes in your discount rate, non-marketability discount and weightings during the intervening periods.

We respectfully advise the Staff that the Company used a straight-line methodology to estimate the value of common stock between periodic valuations for grants made in February 2011, March 2011, June 2011 and July 2011 because the grant dates occurred between the dates of the Company’s periodic valuations. Therefore, the Company estimated the fair value of the underlying common stock for these stock awards with the benefit of hindsight for accounting purposes only. When determining the fair value for accounting purposes, the Company recognized that the fair value of the underlying shares should have increased between each contemporaneous valuation date. However, the Company was not aware of any single event, or series of events, that occurred during these interim periods that should have directly resulted in the increase in the fair value. Accordingly, without any specific events or information it could point to that would lead to an increase in fair value during periods between valuations, the Company applied a straight-line methodology to retrospectively increase the fair value of its common stock for accounting purposes during these periods. Therefore, as of the interim dates in February, March, June and July 2011, the Company believed that the straight-line method provided the best estimate for determining the fair value. All other grants in the period from February 2011 through April 2012 were made contemporaneously with the receipt of third-party valuations.

We supplementally inform the Staff that between December 2010 and April 2011 and between April 2011 and June 2011, there were no changes in the Company’s quarterly revenue or pretax earnings targets. Similarly, there were no assessments of or changes to the Company’s discount rate, non-marketability discounts and weightings during those intervening periods. We also respectfully advise the Staff that the Company did not perform a monthly close that yielded financial information on a GAAP basis, and as a result, the Company is unable to provide the Staff with monthly revenues, pretax earnings and cash flows for the periods December 2010 through March 2012.

In response to the Staff’s comment, we have revised the disclosures on pages 73 and 74 of Amendment No. 1 to clarify the Company’s reasons for the use of the straight line methodology for the awards granted in February 2011, March 2011, June 2011 and July 2011. We have also revised the disclosures on pages 73 through 75 to discuss the reasons for the changes in the Company’s discount rate and non-marketability discount in the periods in which the changes occurred.

Securities and Exchange Commission

May 10, 2012

21.	When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock. When your estimated IPO price is known and included in your registration statement, please reconcile and explain the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of your IPO offering range.

We supplementally advise the Staff that the Company first initiated formal discussions with the underwriters regarding the offering on February 22 and 23, 2012, when the Company met with representatives from the potential underwriters for the offering. The purpose of the meetings was to select underwriters for the offering. While each of the underwriters provided the Company with its analysis of the Company’s business, how the underwriter would position the Company for an offering, and valuation approach and analyses of comparable companies, the underwriters did not provide the Company with any valuation of the Company. We will advise the Staff of the Company’s proposed IPO price when it is available, including the date on which the underwriters first communicated to the Company their estimated preliminary price range and amount of the Company’s common stock to be offered in the IPO. We acknowledge the Staff’s comment with respect to providing an explanation of the difference between the fair value of the underlying stock as of the most recent valuation date and the midpoint of the IPO offering range and will address this comment in a future amendment to the Registration Statement once an estimated IPO offering range is known.

22.	Please revise to disclose the factors you considered in determining your selection of the comparable companies. For instance, you should more clearly describe how you selected comparable companies for your common stock valuations whether based on industry, size, revenue multiples and/or growth rates. Clarify whether the same set of comparable companies are used in all the relevant valuation estimates, including inputs to stock options, common stock and discount rates.

In response to the Staff’s comment, we have revised the disclosures on pages 71 and 72 of Amendment No. 1 to disclose the factors the Company considered in determining its selection of the comparable companies.

23.	Clarify your consideration of a liquidity event for the March 2011, June 2011 and July 2011 valuations in which you applied the straight-line methodology. In this respect, your disclosures on page 70 indicate that you could not reasonably estimate the form and time of a potential liquidity event prior to August 2011.

In response to the Staff’s comment, we have revised the disclosures on pages 71, 73 and 74 of Amendment No. 1 to clarify that the Company began contemplating a potential liquidity event in August 2011 and to clarify the disclosure relating to the Company’s prior consideration of a liquidity event.

Securities and Exchange Commission

May 10, 2012

24.	Please revise your disclosures to provide an enhanced discussion of the significant factors contributing to the difference in fair value of your underlying common stock at each valuation date. For instance, your disclosures should explain more clearly the reasons for the changes in the discount rate applied to your cash flows and the non-marketability discount. In addition, you should quantify how changes in the discount rate and non-marketability discount and weightings between valuation methods impacted the fair value determination at each respective valuation date.

In response to the Staff’s comment, we have revised the disclosures on pages 73 and 74 of Amendment No. 1 to provide an enhanced discussion of the changes in the discount rate applied to cash flows and the non-marketability discount. We respectfully advise the Staff that, as part of completing its contemporaneous third-party valuations, the Company did not perform studies of the valuations to quantify how changes in the assumptions would have impacted the fair value determination of the Company’s common stock at each respective valuation date.

Business

Customer Case Studies, page 92

25.	Please supplementally advise us of the names of the customers discussed in the case studies in this section and tell us what consideration you gave to disclosing the names in the prospectus. In this regard, we note you disclose the identity of customers in case studies included on your website. Also, please disclose the approximate date that each customer began using your products.

We supplementally advise the Staff that the names of the customers discussed in the case studies section and the approximate dates on which each customer began using the Company’s products are as follows:

Customer Description	Customer Name	Began Using Product

Global Financial Services Organization	[***]	June 2011

Large US Federal Agency	[***]	October 2009

Global High-Tech Manufacturer	[***]	June 2008

Global Professional Services Organization	[***]	October 2010

We advise the Staff that the Company considered disclosing the names of these customers in the Registration Statement and decided for a variety of reasons, including a desire to provide investors illustrative examples of customer uses of its products rather than disclosing specific users and use cases, not to include the customer names. These customers are representative of the Company’s customer base as they represent the diversity of industries utilizing the Company’s products, the growth potential of the Company’s platform within organizations after initial deployment, and the broad use of the technical capabilities of the Company’s platform to solve the diverse number of network security issues that these organizations face. We respectfully advise the Staff that the Company does not believe that disclosure of the identity of the customers about which the case studies were written is material to an investor’s investment decision.

Securities and Exchange Commission

May 10, 2012

Sales and Marketing, page 93

26.	We note your disclosure on page F-8 that in fiscal 2011 two partners represented 29% of your total revenue – specifically, 16% and 13%. Tell us what consideration you gave to discussing this concentration in your risk factor on page 19 and to disclosing any implications on your business in your MD&A overview. Also, tell us what consideration you gave to discussing the material terms of your arrangements with these partners in this section and filing any agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

We respectfully advise the Staff that the Company utilizes its third-party channel partners primarily to accept and fulfill product orders from end-customers. As of January 31, 2012, the Company had approximately 700 channel partners. Around the world, the Company maintains an open distribution model where distributors and resellers work together on a non-exclusive basis to market the Company’s products, identify and close sales opportunities, and provide services to the Company’s end-customers. The Company does not believe that its business substantially depends on any individual channel partner agreement because the Company could readily market, make sales, and provide services to such end-customers directly or through other channel partners to the extent that it loses a channel partner, including the loss of one or both of its two largest channel partners.

For these reasons, the Company believes that these ordinary course channel partner agreements are not material contracts within the meaning of Item 601(b)(10)(ii)(B) of Regulation S-K, which requires the filing of any “contract upon which the [Company’s] business is substantially dependent.”

Manufacturing, page 94

27.	We note that you have filed your Manufacturing Services Agreement with Flextronics Telecom Systems as Exhibit 10.15 to your registration statement. Please revise this section to disclose the material terms of this agreement. Also, tell us what consideration you gave to discussing your arrangements with the original design manufacturer referenced in the risk factor on page 22 and filing your agreements with this manufacturer as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

In response to the Staff’s comment, we have revised page 96 of Amendment No. 1 to disclose the material terms of the Manufacturing Services Agreement with Flextronics Telecom Systems.

We respectfully advise the Staff that the Company does not have a direct agreement with the original design manufacturer (“ODM”) described in Amendment No. 1; rather, the ODM has an agreement with Flextronics to provide services to Flextronics in connection with the manufacturing of one of the Company’s product lines. The Company believes that the revenue derived from this product line is immaterial and will likely remain immaterial for the foreseeable future. For these reasons, we respectfully submit that it is not necessary to provide a description of this arrangement or to file it as an exhibit to the Registration Statement.

Securities and Exchange Commission

May 10, 2012

Intellectual Property, page 95

28.	Please expand this section to discuss the importance and the duration of your patents. Refer to Item 101(c)(1)(iv) of Regulation S-K.

In response to the Staff’s comment, we have revised page 97 of Amendment No. 1 to discuss the importance and duration of the Company’s patents.

Executive Compensation

Corporate Performance Measures, page 110

29.	We note that the corporate performance measures for your 2011 bonus plan were bookings and operating income. Please revise to disclose the quarterly and full year quantitative performance targets for each of these financial performance measures. Refer to Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In this regard, please note that we generally do not agree with the argument that disclosing a company-level performance target for the prior fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.

We respectfully advise the Staff that the Company is relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the specifics of the bookings and operating income targets for its 2011 bonus plan. The fiscal 2011 bookings and adjusted operating income targets, which were established by the Company’s board of directors with input from its former Chief Executive Officer, represent the Company’s confidential internal goals for its business, financial and operational strategies. The Company believes that these historical targets are competitively sensitive and that disclosure would result in competitive harm. Furthermore, the Company does not believe that this information would be helpful to investors in making a decision to invest in the Company’s common stock.

Disclosure of historical target bookings and adjusted operating income goals targets would allow competitors to forecast or extrapolate the Company’s business model to future periods, which would result in competitive harm to the Company. For example, to the extent that the Company shifts its business, financial or operational strategies from one area of focus to another, such shift would likely be reflected in these bookings and adjusted operating income targets. The disclosure of these targets would therefore give competitors the ability to draw conclusions about the Company’s plans and priorities, including its future plans for growth, profitability and allocation of resources, and the Company’s approach to setting expectations for its business and financial results.

Disclosure of historical target bookings and adjusted operating income goals targets could also competitively harm the Company’s retention efforts with respect to certain employees. Disclosure would provide competitors with a window into the Company’s compensation approach and, thus competitors could make specific targeted offers intended to solicit the Company’s key employees.

In addition, competitors that are not publicly traded have no comparable reporting requirements. Disclosure of the Company’s historical bookings and adjusted operating income targets without a corresponding opportunity to access similar information from its private company competitors would place the Company at a strategic and competitive disadvantage, which would be harmful to the Company’s stockholders.

Securities and Exchange Commission

May 10, 2012

Finally, the Company believes that disclosure of the Company’s historical target bookings and adjusted operating income goals targets is unnecessary and potentially misleading to investors. Because bookings and adjusted operating income are not GAAP numbers, the Company believes disclosure of these numbers may be confusing to investors. The Company has established these targets and goals to generally be “stretch” goals and set them to be aggressive. For example, as discussed in Amendment No. 1, the goals for fiscal 2011 were in excess of the Company’s operating plan. Therefore, they are unlikely to provide a realistic expectation of the Company’s bookings and adjusted operating income expectations, and could lead stockholders and potential investors to mistaken conclusions about the relative results and prospects of the Company, which would be harmful to them as well as the Company and its stockholders.

Accordingly, we respectfully advise the Staff that it is the Company’s belief that disclosure of the target bookings and adjusted operating income goals would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b) of Regulation S-K.

Principal and Selling Stockholders, page 132

30.	If any of the selling stockholders are affiliates of broker-dealers, confirm that at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and did not have any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make these representations on behalf of the selling stockholders, please identify them as underwriters.

We acknowledge the Staff’s comment and advise the Staff that, when the selling stockholders are identified, the Company will confirm receipt of the appropriate selling stockholder representations or will disclose the requested information.

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page F-10

31.	Please revise to explain how you account for consideration allocated to the software deliverables as a group that is then allocated to each software deliverable using the guidance for recognizing software revenue. We refer you to ASC 985-605-25.

In response to the Staff’s comment, we have revised the disclosure on page F-11 of Amendment No. 1 to explain how the Company accounted for consideration allocated to the software deliverables as a group.

Securities and Exchange Commission

May 10, 2012

32.	We note on page 51 that you price subscriptions based on a percentage of your appliance’s list price. Tell us the effect this pricing has on services revenue recognition and how you considered related disclosure in your revenue recognition policy.

We respectfully advise the Staff that the Company’s pricing of subscriptions and support and maintenance services, which is based on a percentage of its appliance’s list price, has an impact on how the Company determines its estimate of sales price, and therefore, the allocation of revenue in multiple element arrangements that include subscriptions. In response to the Staff’s comment, we have revised the disclosure on pages 69 and F-11 of Amendment No. 1 to clarify the methodology used to determine the estimated selling price for the deliverables in the Company’s multiple element arrangements, which include subscriptions.

33.	Clarify whether you have arrangements to deliver hardware, software or a software system, either alone or together with other products or services that require significant production, modification, or customization. We note you may perform modification of your software and hardware offerings to interoperate with your end-customers’ infrastructure as disclosed on page 26. We refer you to ASC 605-35 and ASC 985-605- 25.

In response to the Staff’s comment, we have revised the disclosure on page 26 of Amendment No. 1 to clarify that the Company does not have any arrangements that require significant production, modification, or customization. We supplementally advise the Staff that, when the Company identifies errors in existing software that create problematic network configurations or settings for the end-customer, it creates bug fixes for such software that are released during the normal maintenance process.

34.	We note from your disclosures on page 24 that business practices in the international markets that you serve may differ from those in the United States and may require you to include non-standard terms in customer contracts, such as extended payment terms. Tell us the extended payment terms that you offer to your customers. Please revise your disclosures to explain how the extended payment terms impact your revenue recognition. We refer you to ASC 985-605-25-(33-35)

In response to the Staff’s comment, we have revised the disclosure on page 24 of Amendment No. 1 to indicate that, although the Company believes that in the future business practices in international markets may require it to include terms other than its standard terms in customer contracts, to date the Company has not done so. Generally, the Company’s worldwide payment terms are net 30 days to net 45 days, which it does not consider extended payment terms. Accordingly, there are no extended payment terms that currently impact the Company’s revenue recognition.

35.	Since substantially all of your revenue is generated through sales by channel partners, distributors, resellers and strategic partners tell us and disclose how your revenue recognition policy for evaluating the fixed or determinable fee and collectability criteria complies with ASC 985-605-25-36. Similar revision should be considered for your “Critical Accounting Policies and Estimates” disclosures on page 66 in MD&A.

In response to the Staff’s comment, we have revised the disclosure on pages 68 and F-10 of Amendment No. 1 to disclose how the Company’s revenue recognition policy for evaluating the fixed or determinable fee and collectability criteria complies with ASC 985-605-25-36. We respectfully advise the Staff that the Company has evaluated the fixed or determinable fee and collectability criteria with respect to its sales to channel partners,

Securities and Exchange Commission

May 10, 2012

distributors, resellers, and strategic partners, and as part of that evaluation, it has considered the guidance in ASC 985-605-25-36. A primary consideration with respect to this guidance is that partners receive an order from an end-customer prior to placing an order with the Company, and such partners generally do not stock appliances. As a result, payment from the Company’s partners is not contingent on the partner’s success in sales to end-customers, and the Company generally does not accept returns from partners or offer subsequent rebates or credits if it reduces the price of its products or services. The Company also monitors the credit history of its partners and verifies that they are capable of making payments prior to receiving payments from end-customers. In situations where a partner may be undercapitalized but has a parent company that is sufficiently capitalized, the Company requires guarantees from the parent company.

Note 10. Net Income (Loss) Per Share, page F-22

36.	Explain why all of your net income is allocated to participating securities and no portion is attributable to common stockholders. Please revise your disclosures to clarify the contractual participation rights in undistributed earnings for your participating securities. We refer you to ASC 505-10-50-3.

In response to the Staff’s comment, we have revised the disclosure on page F-23 of Amendment No. 1 to explain why all of the Company’s net income is allocated to participating securities and to clarify the contractual participation rights in undistributed earnings for participating securities. We respectfully advise the Staff that, for the six month period ended January 31, 2012, all of the Company’s net income is allocated to participating securities primarily due to the dividend rights of its redeemable convertible preferred stock, which are to be paid prior and in preference to common stock as discussed on page F-17 of Amendment No. 1.

Unaudited Pro Forma Net Income (Loss) Per Share, page F-24

37.	Explain and disclose how you determined the amount of undistributed earnings allocated to participating securities for purposes of calculating pro forma net income (loss) per share attributable to common stockholders.

In response to the Staff’s comment, we have revised the disclosure on page F-24 of Amendment No. 1 to disclose how the Company determined the amount of undistributed earnings allocated to participating securities for purposes of calculating pro forma net income (loss) per share attributable to common stockholders. We advise the Staff that, in the pro forma net income (loss) per share calculation, the participating securities consist of shares issued upon early exercise of options subject to repurchase and unvested restricted shares. To determine the amount of undistributed earnings allocated to participating securities, the Company allocated net income, net of the change in fair value of preferred stock warrant liability, proportionately to the participating securities compared to the total number of common shares and participating securities on a weighted average basis.

38.	Please revise to disclose the reason for the exclusion of the share-based compensation expense associated with vesting of the qualifying event.

In response to the Staff’s comment, we have revised the disclosure on page F-24 of Amendment No. 1 to clarify that the Company excluded the share-based compensation expense associated with vesting of the qualifying event because it would not have recorded a significant expense related to the applicable awards if the qualifying event had occurred on January 31, 2012. We advise the Staff that the Company does not expect the completion of its IPO to have a material impact on share-based compensation expense related to the restricted stock awards granted in January 2012 because, in addition to the liquidity condition, the shares vest over a four year service condition, of which less than one month had been completed through January 31, 2012.

Securities and Exchange Commission

May 10, 2012

Note 13. Segment Information, page F-25

39.	Tell us whether revenues attributable to any individual foreign country are material. We refer you to ASC 280-10-50-41a.

We respectfully advise the Staff that the Company considered the guidance in ASC 280-10-50-41a. Revenue attributable to any individual foreign country was not greater than 10% of the Company’s total revenue in fiscal 2011, and therefore, the Company does not consider revenue attributable to any individual foreign country to be material.

* * * * *

Securities and Exchange Commission

May 10, 2012

Please direct your questions or comments regarding the Company’s responses or Amendment No. 1 to Jon C. Avina or me at (650) 493-9300. Thank you for your assistance.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Jeffrey D. Saper Jeffrey D. Saper

Enclosures

cc (w/encl.):	Mark D. McLaughlin
Steffan C. Tomlinson
Jeffrey C. True, Esq.
Palo Alto Networks, Inc.

Jon C. Avina, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.

Bruce K. Dallas, Esq.
Davis Polk & Wardwell LLP

Michael D. Bobroff
Ernst & Young LLP